Exhibit 99.3

1 CONFIDENTIAL CONFIDENTIAL 1H2024 Earnings Presentation

2 CONFIDENTIAL Disclaimer Some of the statements contained in this press release include or may include “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Exchange Act of 1934 , as amended, which are intended to be covered by the safe harbors created by those laws . These forward - looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future . The forward - looking statements contained in this press release are based on current expectations and beliefs concerning future developments and their potential effects on Nuvini . There can be no assurance that future developments affecting Nuvini will be those that we have anticipated . Where a forward - looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis . All statements other than statements of historical fact may be forward - looking statements . The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “forecast,” “outlook,” “aim,” “target,” “will,” “could,” “should,” “may,” “likely,” “plan,” “probably” or similar words may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements contained in this press release include, but are not limited to, statements about the ability of Nuvini to : realize the benefits expected from this strategic partnership ; achieve projections and anticipate uncertainties relating to the business, operations and financial performance of Nuvini, including (i) expectations with respect to financial and business performance, including financial projections and business metrics and any underlying assumptions, (ii) expectations regarding market size, future acquisitions, partnerships or other relationships with third parties, (iii) expectations on Nuvini’s proprietary technology and related intellectual property rights, and (iv) future capital requirements and sources and uses of cash, including the ability to obtain additional capital in the future ; enhance future operating and financial results ; comply with applicable laws and regulations ; stay abreast of modified or new laws and regulations applying to its business, including privacy regulation ; anticipate rapid technological changes ; and effectively respond to general economic and business conditions . While forward - looking statements reflect Nuvini’s good faith beliefs, they are not guarantees of future performance . Nuvini disclaims any obligation to publicly update or revise any forward - looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law . For a further discussion of these and other factors that could cause Nuvini’s future results, performance or transactions to differ significantly from those expressed in any forward - looking statement, please see the section “Risk Factors” of the Registration Statement in Form F - 4 filed by Nuvini with the U . S . Securities and Exchange Commission on September 6 , 2023 under number 333 - 272688 . You should not place undue reliance on any forward - looking statements, which are based only on information currently available to Nuvini . NVNI provides certain non - IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS . The non - IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS . There are significant limitations associated with the use of non - IFRS financial measures . Further, these measures may differ from the non - IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare NVNI's performance to that of other companies .

3 CONFIDENTIAL Earnings Presentation Source: Nuvini Message from Nuvini’s CEO Pierre Schurmann Nuvini’s H 1 2024 results showcase our ability to drive sustainable growth and optimize operational performance . We have made significant strides in improving profitability while continuing to expand our revenue base . Our disciplined acquisition strategy and operational enhancements are positioning Nuvini as a leader in the Latin American SaaS market .

4 CONFIDENTIAL Market, Fundraising and Arbitrage 1 2 3 4 5 Lower Cost of Capital In the US, the cost of capital has historically been lower than in Brazil due to greater economic stability and lower interest rates (despite recent increases by the Federal Reserve) . Investment companies able to raise funds in dollars at lower interest rates can structure acquisitions with a lower cost of financing than would be the case in Brazil . Rising Interest Rates in Brazil and the Impact on SaaS Companies The rise in the cost of borrowing in Brazil has a direct impact on technology companies, including SaaS, which often rely on capital for expansion . Startups and mid - sized companies are finding it difficult to raise funds in the domestic market, which reduces their valuation and opens up acquisition opportunities at lower multiples . Currency Depreciation and Arbitrage If the real depreciates against the dollar, capital raised abroad can be converted into even higher value in Brazil, increasing purchasing power . This allows acquisitions to be made at more attractive prices, taking advantage of the exchange rate differential and reduced competition for assets due to local credit restrictions . Less Competition for Assets High interest rates make it difficult for local investors and funds to finance acquisitions . Those with access to cheaper and less restrictive capital (such as raising funds in the US) have a strategic advantage in consolidating SaaS companies at discounted prices . Opportunity to Consolidate a Fragmented Market The SaaS sector in Brazil is still fragmented, with many small and medium - sized companies . With reduced valuations due to local financing difficulties, there is a window of opportunity for strategic acquisitions aimed at consolidation and economies of scale . Borrowing cheaply in the US and investing in SaaS companies in Brazil at a time of high interest rates creates a favourable situation for financial arbitrage. The current scenario favours investors who have access to foreign capital, allowing for acquisitions at low multiples and strategic long - term growth opportunities.

5 CONFIDENTIAL First Half 2024 Disclosure

6 CONFIDENTIAL Nuvini’s First Half 2024 Summary Financial Measures • Operating Profit : R$14.2 million, a dramatic increase from R$0.3 million in the prior year period, demonstrating improved operational efficiencies and cost management. • Adjusted EBITDA: R$26.5 million, a 25% increase from R$21.2 million in H1 2023, reflecting improved profitability and disciplined cost control. • Net Revenue: R$92.2 million, a 12.5% increase compared to R$81.9 million in H1 2023. • Net Cash from Operating Activities: R$16.3 million, further reinforcing the Company’s ability to generate strong cash flow from its growing operations. • Revenue Growth Across Portfolio: Increased customer retention and a growing client base contributed to the double - digit revenue growth. • Improved Cost Management: Sales and marketing expenses decreased by 11.6%, demonstrating greater efficiency in customer acquisition. • Enhanced Cash Flow: The Company’s strong net cash from operations of R$16.3 million further solidifies its ability to fund future growth initiatives. • Technology and Product Enhancements: Continued investments in AI - driven solutions and platform improvements, aimed at delivering enhanced value to customers. Operational and Strategic

7 CONFIDENTIAL Saas Metrics Net Revenue Breakdown and Saas Metrics Δ % 1H23 1H24 (in thousands of Brazilian reais) 18% 71,382 83,916 SaaS platform subscription services - 40% 6,291 3,784 Data analytics service 1% 3,934 3,973 Set - up and service 41% 340 481 Other revenue 12% 81,947 92,154 Total net operating revenue Net Revenue Breakdown Nuvini Group Clients Total active customer base Recurrence percentage subscriptions on a recurring monthly basis ARPU Average Revenue Per User (in thousands of Brazilian reais) Churn % (at period end) LTV / CAC Client Acquisition Cost 21,718 22,055 87.1% 91.1% 3,8 4,2 3,5% 2,8% 3x 6x 1H24 1H23

8 CONFIDENTIAL Consolidated Statement of Profit or Loss Data (1) For convenience purposes only, amounts in reais for the six - month period ended June 30, 2024, have been translated to U.S. dolla rs using an exchange rate of R$5.5583 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2024, as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts hav e b een, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Exchange rate instability may have adverse effects on the Brazilian economy, the Nuvini Group’s businesses and the trading prices of Nuvini Ordinary Sh are s and Nuvini Warrants.”

9 CONFIDENTIAL Reconciliation of Non - GAAP Financial Measures (1) For convenience purposes only, amounts in reais for the six - month period ended June 30, 2024, have been translated to U.S. dolla rs using an exchange rate of R$5.5583 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2024, as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts hav e b een, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Exchange rate instability may have adverse effects on the Brazilian economy, the Nuvini Group’s businesses and the trading prices of Nuvini Ordinary Sh are s and Nuvini Warrants.”

10 CONFIDENTIAL Consolidated Statement of Financial Position Data (1) For convenience purposes only, amounts in reais for the six - month period ended June 30, 2024, have been translated to U.S. dolla rs using an exchange rate of R$5.5583 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2024, as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts hav e b een, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Exchange rate instability may have adverse effects on the Brazilian economy, the Nuvini Group’s businesses and the trading prices of Nuvini Ordinary Sh are s and Nuvini Warrants.”

11 CONFIDENTIAL CONFIDENTIAL Investor Relations Contact Sophia Toledo ir@nuvini.co Thank you